UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC  20549


                              SCHEDULE  13D

                Under the Securities Exchange Act of 1934
                           (Amendment No.     )*


                         Payless Cashways, Inc.
        -----------------------------------------------------
                           (Name of Issuer)

                          			Common Stock
        ------------------------------------------------------
                    (Title of Class of Securities)

                             704-378-405
       --------------------------------------------------------
                           (CUSIP Number)

                     Millard E. Barron, President
                       Payless Cashways, Inc.
                   800 NW Chipman Road, Suite 5900
                  Lee's Summit, Missouri 64064-8001
      ----------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            	July 3, 2000
      ---------------------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following
box   ___.

Note:	Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 704378405
          -----------
1) 	Names of Reporting Persons S.S. or IRS Identification Nos. of Above
    Person                 ###-##-####
           -------------------------------------------------------------------
2)  Check the Appropriate Box if a Member of a Group (See Instructions)
   	(a)
       -----------------------------------------------------------------------
   	(b)
       -----------------------------------------------------------------------
3)	SEC Use Only
                --------------------------------------------------------------
4)	Source of Funds (See Instructions)	        	PF
                                     -----------------------------------------
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to
   Items 2(d) or 2(e)
                     ---------------------------------------------------------
6)	Citizenship or Place of Organization 		          United States
                                        --------------------------------------

	Number of	      (7) Sole Voting Power             	1,000,000
 Shares Bene-                                    ---------------
	ficially        (8) Shared Voting Power 	                  0
 Owned by     	                                  ---------------
	Each 	          (9) Sole Dispositive Power 	       1,000,000
	Reporting                                       ---------------
	Person         (10) Shared Dispositive Power               0
	With                                            ---------------

11)	Aggregate Amount Beneficially Owned by Each Reporting Person    1,000,000
                                                                --------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions)
                             -------------------------------------------------
13)	Percent of Class Represented by Amount in Row (11) 		   5.0%
                                                      ------------------------
14)	Type of Reporting Person (See Instructions) 		           IN
                                               -------------------------------

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the shares of common stock $.01 par value per share (the "Shares") of Payless Cashways, Inc. (the "Company"). The principal executive office of the Company is located at 800 NW Chipman Road, Suite 5900, Lee's Summit, Missouri 64064-8001.

Item 2.	Identity and Background.

This statement is being filed by Maurice A. Halperin. My business address is 17890 Deauville Lane, Boca Raton, FL 33496. I am a private investor. During the last five years, I have not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) and I have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in my being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. I am a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds for the purchase of the shares was my personal funds. The total amount of money used to purchase the Shares was $2,265,500.

Item 4.	Purpose of Transaction.

The purpose for the acquisition of the Shares is investment.

Item 5.	Interest in Securities of the Issuer.

The event that requires filing of this Schedule 13D is my beneficial ownership of 5% of the Company's outstanding common stock, which occurred on July 3, 2000. As of July 3, 2000, I own beneficially 1,000,000 Shares or 5% of the Company's outstanding common stock. I have the sole power to vote and dispose of the Shares. There is no shared power to vote or dispose of the Shares I own.

During the period from May 6, 2000 to July 5, 2000, I acquired 31,000 Shares in 5 open market transactions and sold 25,000 Shares in one open market transaction. The transactions were made on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. and were made on my behalf by CIBC Oppenheimer Corporation, a securities broker dealer.

The table below lists the transaction date for each of the purchases, number of shares purchased, price per share and total purchase price.

Transaction		  Number of Shares
   Date      	    Purchased 	      Price Per Share  	  Net Purchase Price
05/11/2000		       15,000		              1.75		            27,540.10
07/03/2000		        3,000		              1.531		            4,632.60
07/03/2000		        7,000		              1.531		           10,718.75
07/03/2000		        5,000		              1.531		            7,656.25
07/05/2000		        1,000		              1.594		            1,632.60

On May 17, 2000, I sold 25,000 Shares at $1.719 per share, for a net amount of $42,928.46.

Item 6.  Contracts, Arrangements, Understandings or Relationships with
     	   Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

None.

                                 Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.



DATE:  July 7, 2000
     --------------------------


/S/    Maurice A. Halperin
-------------------------------
         Signature


    Maurice A. Halperin
-------------------------------
      Name and Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).